April 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Erin Donahue

Re:	MIND Technology, Inc. Registration Statement on Form S-3 (File No. 333-286763) Request for Acceleration

Dear Ms. Donahue:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MIND Technology, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-286763) be accelerated by the Securities and Exchange Commission to 4:30 p.m. Eastern time on May 1, 2025, or as soon as practicable thereafter.

Please contact Paul Monsour of Holland & Knight LLP, counsel to the Company, at (713) 653-8741 to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Very truly yours,

/s/ Robert P. Capps
Name:	Robert P. Capps
Title:	President and Chief Executive Officer

cc:	Tim Samson, Holland & Knight LLP Paul Monsour, Holland & Knight LLP

2002 Timberloch Place, Suite 550, The Woodlands, Texas 77380
Telephone: (281) 353-4475 ● www.mind-technology.com
NASDAQ: MIND